UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number 1-14916
BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant’s name into English)
Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2009.

Brookfield Properties Corporation
By:	/s/ Brett M. Fox
	Name:	Brett M. Fox
	Title:	Senior Vice President and Corporate Counsel, Chief Compliance and Administrative Officer, Secretary

EXHIBIT LIST

Exhibit	Description

99.1
Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States as at and for the years ended December 31, 2008 and 2007 in accordance with Item 18 of Form 20-F.*

99.2	Report of Independent Registered Chartered Accountant on Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

*	NOTE TO READER — The attached reconciliation at Exhibit 99.1 from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is consistent with the version previously filed as Exhibit 99.4 to Brookfield Properties Corporation’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 31, 2009 (File No. 001-14916), except for certain additional disclosures which have been included to satisfy the requirements of Item 18 of Form 20-F.

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